





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T.S. PHILLIPS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3401 NW 63RD STREET, SUITE 500
(No. and Street)

OKLAHOMA CITY	OK	73116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMPSON S. PHILLIPS, JR. 405-943-9433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BODDEN, PC
(Name – *if individual, state last, first, middle name*)

713 S. PEARL STREET	TRENTON	TX	75490
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, THOMPSON S. PHILLIPS, JR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

T.S. PHILLIPS INVESTMENTS, INC. , as

of DECEMBER 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KAREN L. COKER
Notary Public
State of Oklahoma
Commission # 17005014 Expires 05/30/21

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bodden, PC

Trenton, Texas
Ph: (214) 763-6169

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedule I (the "Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedule is the responsibility of the Company's management. Our audit procedures include determining whether the information in the Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule. In forming our opinion on the information in the Schedule, we evaluated whether the information in the Schedule, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Bodden, PC

Dallas, Texas
April 3, 2021

We have served as the Company's auditor since 2020.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	353,817
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		117,358
Prepaid expenses and deposits		56,099
Furniture and equipment, net		23,491
Deferred tax assets		63,100
Right of use asset		423,987
	$	1,137,852

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	86,655
Lease liability		439,962
Total Liabilities		526,617

Stockholder's equity:

Common stock, 1,000,000 shares authorized		
$0.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		435,235
Total stockholder's equity		611,235
	$	1,137,852

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2020

Revenues:

Brokerage commissions	$	701,544
Distribution Fees		1,381,859
Interest income		101,130
Miscellaneous income		175,541
Total Income		2,360,074

Expenses:

Commission expense	1,617,746
Employee compensation and benefits	346,166
Brokerage and clearance fees	180,683
Communications	85,360
Occupancy and equipment costs	127,084
Promotional costs	13,297
Interest	29,750
Regulatory fees and expenses	53,592
Other expenses	102,904
Total operating expenses	2,556,582

Net loss before income taxes	(196,508)
Provision for (benefit from) income taxes	(63,502)
Net Loss	$ (133,006)

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2019	10,000	$ 1,000	$ 175,000	$ 568,241	$ 744,241
Net loss				(133,006)	(133,006)
Balance at December 31, 2020	10,000	$ 1,000	$ 175,000	$ 435,235	$ 611,235

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities

Net loss	$	(133,006)
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Depreciation and amortization		14,595
Paycheck protection program loan forgiveness		(108,900)
Deferred income tax benefit		(63,100)
Change in operating assets and liabilities:		
Decrease in receivables from clearing and other broker-dealers		123,058
Increase in prepaid expenses and deposits		(2,621)
Decrease in right of use asset		90,523
Decrease in accounts payable and accrued expenses		(128,823)
Decrease in income taxes payable		(18,313)
Decrease in lease liability		(90,223)
Net cash provided (used) by operating activities		(316,810)

Cash Flows from Financing Activities

Paycheck protection progam loan proceeds		108,900
Net cash used by financing activities		108,900

Net increase (decrease) in cash and cash equivalents		(207,910)
Cash and cash equivalents at beginning of year		561,727
Cash and cash equivalents at end of year	$	353,817

Supplemental disclosures

Cash paid for:

Income taxes	$	1,594
Interest	$	29,750

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Revenues From Contracts with Customers

The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers include brokerage commissions and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at the point in time or other time; how to allocate transaction process where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints should be applied due to uncertain future events.

Brokerage Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Note 2 - Summary of Significant Accounting Policies (continued)

Distribution Fees – Mutual Funds and Insurance and Annuity Products

The Company earns revenue for selling mutual funds, variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The economic conditions which affect the Company's operations are related to overall strength of the financial market.

Receivables

Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the

Note 2 -   Summary of Significant Accounting Policies (continued)

Income Taxes (cont'd)

period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Operating Lease Right of Use Asset

The Company determines if an arrangement is a lease at inception. Leases that have terms of one year or less are deemed to be short term, and are expensed on a straight line basis over their respective terms. Operating leases are included in right-of-use ("ROU") assets, and lease liabilities in the Statement of Financial Condition.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payment over the lease term. As most of the leases doe not provide an implicit rate, the Company generally uses, the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The operating lease ROU assets also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonable certain that the Company will exercise that option. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Note 3 -   Deposits with and Receivable from Clearing Broker-Dealers

Deposits with broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end. Receivables from clearing and other broker dealers were $117,358 and $240,416 at December 31, 2020 and 2019, respectively.

Note 4 -   Furniture and Equipment

A summary of furniture and equipment at December 31, 2020 is as follows:

Furniture and fixtures	$ 26,813
Equipment	108,725
Leasehold Improvements	16,584
	$152,122
Less: accumulated depreciation and amortization	128,631
	$ 23,491

Depreciation expense was $14,595 for the year ended December 31, 2020.

Note 5 -   Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. The Company expensed costs of $11,397 for the year ended December 31, 2020.

Note 6 -   Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2020.

The Company entered into an amendment to its clearing agreement effective April 1, 2017 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $100,000 in the first year to $50,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 6 - Commitments and Contingent Liabilities (continued)

Lease Commitments

The Company has an obligation as a lessee for office space with an initial noncancelable term in excess of one year. The Company classified this as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease expires December 31, 2024. The Company used a discount rate of 6% to calculate the right of use liability.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2020 are as follows:

	Principal Undiscounted	Discount Interest	Discounted Principal
2021	$ 122,580	$ 23,708	$ 98,872
2022	122,580	17,610	104,970
2023	125,580	11,052	114,528
2024	125,580	3,988	121,592
	$ 496,320	$ 56,358	$439,962

In 2020, the Company recognized $1,605 in short term lease costs and $119,580 in operating lease costs, recorded in occupancy and equipment costs on the statement of income.

Note 7 - Concentration Risks

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 8 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $3,872 from these entities for reimbursement of office rent and wages and $163,536 in revenue. The Company paid $25,808 in commissions to the related entities.

Note 8 – Related Party Transactions (con't)

At the end of the year, the Company owed $4,143 to related companies and had receivables from related companies of $727.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $468,542 which was $418,542 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.22 to 1.

Note 10 — Covid-19

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a global pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company's future financial statements cannot be reasonably estimated at this time. However, the Company does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Note 11 — Paycheck Protection Program

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP) was established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") and administered by the Small Business Administration. Companies that met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds were fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, would qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

In April 2020, the Company received a loan of $108,900 under the PPP provided by Regent Bank. The loan bore interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan was not forgiven under the terms of the PPP. This loan was forgiven by Regent Bank in December, 2020.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2020

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Net Capital

Total ownership equity qualified for net capital			$	611,235
Deductions and/or charges				
Non-allowable assets:				
Receivable from other broker dealers	$	3		
Prepaid expenses and deposits		56,099		
Furniture and equipment, net		23,491		
Deferred tax assets		63,100		142,693
Net capital before haircuts on securities positions				468,542
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2)):				--
Net capital			$	468,542

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	86,655
Leasehold right of use liability in excess of allowable asset		15,975
Total aggregate indebtedness	$	102,630

Schedule I (continued)

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2020

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,842
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 418,542
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 408,542
Ratio: Aggregate indebtedness to net capital	0.22 to 1

Reconciliation with Company's Computation

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17 A5 Part II FOCUS Report filing as of the same date.

Bodden, PC
Trenton, Texas
Ph: (214) 763-6169

Report of Independent Registered Public Accounting Firm

To the Board Members
T.S. Phillips Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) T.S. Phillips Investments, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company also disclosed its additional lines of business that are outside of the scope of the exemption provisions available under SEC Rule 15c3-3. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bodden, PC
Trenton, Texas
April 3, 2021



T.S. PHILLIPS
Investments, Inc.

3401 Northwest 63rd Street, Suite 500 • Oklahoma City, Oklahoma 73116
405.943.9433 • 800.955.9433 • Fax / 405.943.3902

Service To The Investor

EXEMPTION REPORT

DECEMBER 31, 2020

T.S. Phillips Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The company met the identified exemption provision throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because of the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription was basis where the funds are payable to the issuer or its agent and not the Company.

Thompson S. Phillips, Jr, President